FULUCAI PRODUCTIONS, LTD.
3632 – 13 Street SW
Calgary AB T2T 3R1

August 3, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Amanda Ravitz
        Legal Branch Chief
        Division of Corporate Finance
cc:                                   J. Nolan McWilliams, Division of Corporate Finance

RE:          FuLuCai Productions Ltd. (the “Company”)
Registration Statement on Form S-1 / Amendment #1
File No. 333-166949
Filed July 8, 2010

Dear Sir, Madam:

Further to your letter of July 22, 2010 in regard to the above noted Company filing, we respond as follows:

Registration Statement on Form S-1

General

Comment:

1.	Please file on EDGAR a marked version of your document for all future amendments. Refer to Securities Act Rule 472 and Item 310 of Regulation S-T.

Response:

We neglected to file the marked version on the last filing.  We will do so hereinafter.

Comment:

2.	We note your response to prior comment 2 and reissue the comment.

Response:

We have revised to present net loss figures in parenthesis.

Comment:

3.	Please file the form of subscription agreement prior to effectiveness.

Response:

We have included the form of subscription agreement as Exhibit 10-5 to this Amendment #2.

Risk Factors Relating to FuLuCai, page 9

Comment:

4.	Please add a risk factor discussing risks to you because your principal does not have experience producing reality television shows.

Response:

We have added a risk factor discussing risks due to the principal having no experience producing reality television shows, on page 12.

Comment:

5.	We note your response to prior comment 15 and reissue in part. Please revise this risk factor to also state that investor funds will be escrowed without interest.

Response:

       We have revised to state that investor funds held in escrow will pay no interest, on page 12.

Risk Factors Relating to This Offering, page 13

Comment:

6.	Please revise the last sentence of the second paragraph to clarify that “Moreover, if we are NOT able to comply with the requirements of Section 404 in a timely manner…”

Response:

We have restored the ‘not’ accordingly in this sentence, on Page 14.

Description of Business, Page 21

Comment:

7.
We note your response to prior comments 19 and 20. Please revise to clarify which of these pre-production activities you have commenced and which activities will not begin until completion of the offering.

Response:

We have clarified which of these pre-production activities we have commenced and which activities will not begin until completion of the offering, on Page 22.

Production, page 22

Comment:

8.	We note your response to our prior comment 24. Please file the consulting agreement with Mr. McLeod as an exhibit to your next registration statement or advise.

Response:

As our arrangement with Mr. McLeod with respect to him providing advice on our trailer development and marketing is verbal in nature, we don’t have a consulting agreement in place.  Therefore, we’ve further clarified the disclosure in paragraph 4 of Production, page 23, to make the nature of this relationship more clear.
.
Current Projects, page 23

Comment:

9.
We note your new disclosure in response to prior comments 25 and 26. Please revise to state in concrete terms how you expect to generate revenues from your business model. For example, clarify whether, once you have negotiated a distribution agreement, your sole source of revenue will be the licensing fees, or, whether you will retain rights which would enable you to generate additional revenue streams. Specifically, substantiate your belief that you will be able to generate additional revenues from the three sources you identify on page 23. Explain the incentives that advertisers, participants, and panelists would have to pay the fees you contemplate and discuss briefly whether this model is based on industry practices.

Response:

Prior to our negotiating and entering into a distribution agreement, we remain uncertain as to the specifics of our potential revenue streams, as the various potential revenue components are negotiating points for the agreement. We have, however, expanded our disclosure in the Current Projects section, starting in paragraph 4 on Page 24, to better explain this situation.

We have also outlined in greater detail how, and why, it may be possible to generate additional revenues from the three additional sources should we are able to include such items in a distribution agreement to our benefit.

Comments:

10.	Explain how you believe you will get prospective contestants interested in your show if you do not appear to be able to offer a definitive prize, such as financing.

Response:

We have enhanced the explanation of our reasoning behind why we believe it will be possible to garner the interest of prospective contestants, in the first paragraph of the Current Projects section, on page 24.

Distribution Arrangements, page 24

Comment:

11.
We note your response to prior comment 29 and reissue. If you are unable to provide “market rates” or an alternative reasonable estimate of your sources of revenue, we believe that at a minimum you should revise to describe the criteria you will use to evaluate potential offers from distributors. Providing this information would give investors the ability to evaluate your business plan and the likelihood you will become a successful enterprise.

Response:

Based on our inability to provide “market rates” or other reasonable revenue estimates, we have expanded our disclosure to include the criteria that we will be using in our negotiations to determine if a given overall distribution contract is economically viable and beneficial for us.  This additional disclosure starts in paragraph 4 of the Distribution Arrangements, on page 25.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 33

Comment:

12.
We note your response to prior comment 31 and reissue. It does not appear your revisions address the issue raised in our previous comment. If the person(s) who incorporated or held ownership of the company from March 26 to April 1 would be considered “promoters” as defined in Rule 405, revise to disclose the information called for by Item 404(c) of Regulation S-K.

Response:

We have further updated our disclosure in this section to make it clear that Mrs. Henchall was in fact the first shareholder of the Company, page 35.  From March 26, 2010, the date of incorporation, through to April 1, 2010, there were no shareholders in the Company, as is permitted under Nevada corporate law.

On this basis, we believe that no additional disclosure would be required.

Other Expenses of Issuance and Distribution, page 36

Comment:

13.
We note your response to prior comment 33 and reissue in part. Please revise to also disclose your estimated blue sky fees in this section. Also, confirm that you will amend the registration statement prior to effectiveness to disclose the information requested in our prior comment.

Response:

We have amended our disclosures to break out blue sky fees which at this time are estimations.  You will find this disclosure on page 17 and 18.  We have also added a risk factor disclosing possible potential limitation on resale should we not undertake the required state registrations or find an exemption therefrom.  This disclosure may be found on page 16.

Signatures, page 40

Comment:

14.	We note your response to prior comment 36 and reissue as your principal accounting officer or controller is not identified in the second signature block.

Response:

We have revised the 2nd block signature page to identify our principal accounting officer accordingly.

Age of Financial Statements

Comment:

15.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:

We will continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountant’s Consents

Comment:

16.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included a current dated accountants’ consent with the filing of Amendment No. 2 to this registration statement and have manually signed consents on file as required under Rule 402 of Regulation C.

We trust that the foregoing is responsive to the staff’s comments.

We would request that you fax a copy of any further correspondence to our filing agent at (403) 272 3620 as well as to legal counsel and the Company and we thank you for this consideration.

Yours truly,

/s/James Durward
James Durward
Principal Executive Officer

cc:           Gersten Savage – P. Gennuso
        file